Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was first given on April 28, 2008.

April 2008 BHP Billiton – Strength, Stability and Growth

Slide 2
Disclaimer
This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton's offers for
Rio Tinto Limited and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Information about Rio Tinto is based on public information which has not been independently verified.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission (the "SEC"), including BHP Billiton's Annual
Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31,
2007, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Slide 3
Disclaimer (continued)
None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP
Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the
“Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT,
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited
shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S.
securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Slide 4
The largest global diversified resources company
Aluminium
Base Metals
Diamonds & Specialty Products
Energy Coal
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Stainless Steel Materials
Offices
Stainless Steel Materials
#3 global nickel producer
Iron Ore
#3 global supplier
of seaborne iron ore
Manganese
#1 global supplier of
seaborne manganese ore
Metallurgical Coal
#1 global supplier of seaborne
traded metallurgical coal
Base Metals
#3 global producer of copper, silver and lead
Aluminium
#4 global producer of bauxite and #4 aluminium
company based on net third party sales
Energy Coal
#4 global supplier of seaborne
export thermal coal
Petroleum
A significant oil and gas exploration
and production business
Diamonds & Specialty Products
EKATI Diamond Mine is one of the world’s
largest gem quality diamond producers.
Note: Location of dots indicative only

Slide 5
Underlying EBITDA
(CY2007, 12 months, US$bn)
Underlying EBITDA Margin
(a)
(CY2007, 12 months)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending 31-Dec-2007.
a) EBITDA margin excludes third party sales.
0
6,000
12,000
18,000
24,000
FY2002 CY2007
4,677
23,623
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless Steel
Materials
Diamond & Specialty Products
Non
Ferrous
(56%)
Energy
(21%)
Carbon
Steel
Materials
(22%)
52%
40%
36%
70%
52%
43%
75%
23%
34%
Iron Ore
Manganese
Metallurgical Coal
Base Metals
Stainless Steel
Materials
Aluminium
Petroleum
Energy Coal
Diamond &
Specialty Products
A unique diversified portfolio balanced across high margin
commodities

Slide 6
A track record of investing early to meet demand…
Completed projects
(US$bn)
Source: BHP Billiton and Rio Tinto annual and half-yearly reports.
Note: Total represents capital expenditure on completed projects.
1.0
2.1
3.9
13.1
14.6
16.0
22.7
7.2
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008YTD
Historical completed projects WMC acquisition Completed projects in financial year Rio Tinto cumulative completed projects
FY2002
Antamina
Typhoon
Tintaya Oxide
FY2003
Escondida Phase IV
San Juan UG
Bream Gas Pipeline
Mozal 2
Zamzama
FY2004
WAIO - Area C
Mt Arthur North
Hillside 3
Ohanet
Cerrejon Zona Norte
WAIO - Prod & Cap Exp
WAIO Acc Exp
FY2005
NWS Train 4
ROD
GOM
WAIO RGP1
Mad Dog
Minerva
Angostura
Panda UG
Dendrobium
BMA Phase 1
FY2006
Escondida Norte
Paranam
Worsley DCP
Escondida Sulphide
WAIO RGP2
FY2007
Spence
BMA Phase 2
Blackwater Coal
FY2008
Genghis Khan
Atlantis South
Pinto Valley
Stybarrow
Koala UG
WAIO RGP3
Ravensthorpe
Yabulu

Slide 7
…and delivering significant EPS and DPS growth
for shareholders
Earnings per share
(a)
(US$ per share)
Note:
(a) BHP Billiton’s EPS represents reported underlying EPS for the financial year ending 30-June.  EPS in FY2002 excludes the results of BHP Billiton’s Steel business which was demerged in July 2002.
(b) Two interim dividends were paid in FY2004.
Ordinary dividends per share
(b)
(US cents per share)
13.0
14.5
26.0
28.0
36.0
47.0
0
10
20
30
40
50
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007
29% CAGR
0.31 0.31
0.56
1.06
1.68
2.34
0.00
0.50
1.00
1.50
2.00
2.50
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007
50% CAGR

Slide 8
Boffa/Santou
Refinery
Diversified growth across the portfolio
2010
As at 29 February 2008
Proposed capital expenditure
<$500m
$501m-$2bn $2bn+
SSM
Petroleum D&SP
Energy Coal
Aluminium
Iron Ore Base Metals
Met Coal
Manganese
CSG
2008
Execution
Pyrenees
Samarco
Neptune
Shenzi
WA Iron Ore
RGP 4
NWS
T5
Alumar
Atlantis
North
Yabulu
Klipspruit
Kipper
GEMCO
Zamzama
Phase 2
2013
Feasibility
Guinea
Alumina
Worsley
E&G
Perseverance
Deeps
Navajo
Sth
Maruwai
Stage 1
Douglas-
Middelburg
NWS Nth
Rankin B
Bakhuis
Maruwai
Stage 2
Mt Arthur
Coal UG
Future Options
Cliffs
Newcastle
Third Port
NWS
Angel
Scarborough
Samarco 4
Nimba
Ekati
Canadian
Potash
Thebe
Browse
LNG
WA Iron Ore
Quantum 2
CW Africa
Exploration
GEMCO
Exp
CMSA
Pyro Expansion
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Olympic Dam
Expansion 2
Olympic Dam
Expansion 3
Angola
& DRC
Caroona
WA Iron Ore
RGP 5
SA Mn
Ore Exp
Corridor
Sands I
WA Iron Ore
Quantum 1
MKO
Talc
Gabon
Macedon
Turrum
Neptune
Nth
CMSA Heap
Leach 1
Knotty
Head
NWS CP
Wards
Well
RBM
Daunia
Peak Downs
Exp
Shenzi
Nth
Maya
Nickel
DRC
Smelter
Mad Dog
SWR
KNS
Exp
Cannington
Life Ext
Hallmark
Blackwater
UG
NWS
WFG
Kennedy
Escondida
3rd Conc
Goonyella
Expansions
Kipper
Ph 2
Resolution
Corridor
Sands II
Saraji
Puma
Cerrejon
Opt Exp
Angostura
Gas
Eastern
Indonesian
Facility
Red Hill
UG

Slide 9
BHP Billiton has exposure to all the key steel-making raw
materials
Indexed commodity price movement
(b)
(100 = JFY2003)
JFY2008: +206-240%
Manganese
(d)
Iron Ore
(e)
Hard Coking Coal
(c)
JFY2008: +408%
JFY2008: +65-71%
Notes:
a) Source: BHP Billiton 2007 Annual Report, 2008 Interim Financial Results Announcement, Rio Tinto – 2007 Preliminary Financial Results Announcement.
b) Historical nominal prices Japanese financial year benchmarks. Dotted lines represent high scenario of potential forecast price increases.
c) Hard coking coal based on Peak Downs/Goonyella/Hay Point FOB. JFY2008 forecast prices calculated based on 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008.
d) Manganese based on GEMCO lump ore contract FOB. JFY2008 prices based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008.
e) Iron ore based on benchmark FOB prices. JFY2008 forecast prices calculated based on 65-71% increase above JFY2007 benchmark – per Vale settlement for Itabira fines.
0
100
200
300
400
500
600
700
800
JFY2003 JFY2004 JFY2005 JFY2006 JFY2007 JFY2008
Underlying EBIT
(a)
(US$bn, CY 2007)
3.0
4.1
1.1
0.2
0.6
BHP Billiton Rio Tinto
US$4.7bn
US$4.2bn
Manganese
Iron Ore
Metallurgical Coal
BHP is the #3 supplier of
seaborne iron ore
BHP is the #1 global
seaborne supplier of
metallurgical coal
BHP is the #1 global
supplier of seaborne
manganese ore

Slide 10
Well positioned to meet energy demand regardless of fuel mix
90
100
110
120
130
140
150
160
170
180
2007 2010 2015 2020 2025 2030
Energy Demand
Renewables
Nuclear
Gas
Oil
Coal
(2007 = 100)
Projected world primary energy demand
Source: EIA International Energy Outlook 2007 and WNA Global Nuclear Fuel Market 2007.

Slide 11
Short-term uncertainty exists, although China and India growth appears to be remaining resilient
OECD industrial production and leading indicator
(a)
(Smoothed annual change)
China share of world commodity demand
(b)
(2007, %)
-8%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
OECD Leading
Indicator
OECD Industrial
Production
Notes:
a) Source: Thomson Financial, current as of 17-Apr-2008
b) Notes: Iron ore is demand for seaborne imports. Steel data are for crude steel production. Coal includes all coal types. Source: CRU Quarterly Reports (January 2008), Brook Hunt Aluminium Metal Service (February
2008), BP Statistical Review of World Energy June 2007, IISI – Steel Statistical Yearbook (December 2007); BP Statistical Review of World Energy June 2007
9%
16%
24%
25%
32%
36%
39%
42%
0 10 20 30 40 50
Oil
Energy
Ni
Cu
Al
Steel
Coal
Fe Ore

Slide 12
BHP Billiton and Rio Tinto, a natural fit
• Whether you are a shareholder in Rio Tinto or BHP Billiton or both companies, BHP Billiton believes a combination makes enormous sense
• Both have world-leading portfolios of large-scale, low-cost, long-life assets
• For many of the assets ownership is shared, or they are neighbouring or very nearby
• The unique overlap offers substantial opportunities to save money and add value through managing the assets as one collective group under single ownership
• Together, BHP Billiton and Rio Tinto can generate substantial additional value for shareholders
• Apart, BHP Billiton believes both companies will continue to incur more expense, develop duplicate infrastructure and miss opportunities to manage their assets more efficiently
• BHP Billiton has conducted global roadshows speaking to the major shareholders of BHP
Billiton and Rio Tinto which has confirmed that shareholders have a clear understanding of the compelling industrial logic of the deal

Slide 13
BHP Billiton and Rio Tinto’s share prices have been strongly correlated, with BHP Billiton outperforming
BHP Billiton Ltd and Rio Tinto Ltd TSR
(a)
(Index: Jun-2001 = 100)
BHP Billiton Ltd vs Rio Tinto Ltd Relative Performance
(Price performance relative to Jun-2001 = 100)
Source: IRESS.
a) For the period 29-Jun-2001 to 31-Oct-2007. Total Shareholder Return (“TSR”) calculated as the increase in share value including dividends reinvested at the date of receipt. Assumes Bluescope Steel shares received by BHP Billiton Ltd shareholders in July 2002 were immediately sold with proceeds reinvested in BHP Billiton Ltd.
b) For the period 29-Jun-2001 to 31-Oct-2007. Correlation calculated based on a 5-day rolling basis.
0
100
200
300
400
500
600
Jun-01 May-02 Apr-03 Mar-04 Jan-05 Dec-05 Nov-06 Oct-07
Rio Tinto
CAGR 24%
BHP Billiton
CAGR 30%
0
100
200
300
400
500
0 100 200 300 400 500
Rio Tinto Indexed Share Price Performance
Correlation of 0.83

Slide 14
The 3.4:1 offer represents a 45% premium
Rio Tinto vs BHP Billiton historical share exchange ratio
(a)
Source:  Datastream (as of 18-Apr-08).
a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares.
b) Pre-approach share exchange ratio represents the period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton’s approach to the Rio Tinto Board (01-Nov-2007). Shares outstanding as of 31-Oct-2007.
c) Based on the volume weighted average market capitalisation of Rio Tinto and BHP Billiton for the month prior to BHP Billiton’s approach to the Rio Tinto Board on 1-Nov-2007.
2.2 : 1
2.4 : 1
2.6 : 1
2.8 : 1
3.0 : 1
3.2 : 1
3.4 : 1
3.6 : 1
Jul-2007 Aug-2007 Sep-2007 Oct-2007 Nov-2007 Dec-2007 Jan-2008 Feb-2008 Mar-2008 Apr-2008
Pre approach fair value exchange ratio
12-Nov-2007
BHP Billiton's proposal
06-Feb-2008
BHP Billiton's offer for Rio Tinto
(b)
45%
premium
(c)

Slide 15
Conclusion – Strength, stability and growth
• The core strategy of BHP Billiton remains unchanged
• BHP Billiton is focused on producing volumes from its low cost assets to take advantage of the strong market conditions
• BHP Billiton on a standalone basis has a bright future
• A combination of BHP Billiton and Rio Tinto can generate substantial additional value for shareholders – they are a natural fit
• In addition to the synergies, combining the two would create a company that is:
– Unique in character;
– Capable of delivering superior returns for its shareholders; and
– An Australian champion on the global stage
• BHP Billiton believes the terms of the Rio Tinto offer reflect a good deal for both companies’
shareholders
• The support of retail shareholders will be critical for the offer to succeed
• The process has a long time to run – an offer document is not expected to be posted to shareholders until late 2008 following BHP Billiton completing the necessary anti-trust and other regulatory processes